Exhibit 99.1
IFRS Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended September 30, 2010

Q2 revenues grew by 29.6% year on year; sequentially grew by 10.2%
Bangalore, India – October 15, 2010

Highlights

Consolidated results under IFRS for the quarter ended September 30, 2010
  Revenues were $1,496 million for the quarter ended September 30, 2010; QoQ growth was 10.2%; YoY growth was 29.6%
  Net income after tax was $374 million for the quarter ended September 30, 2010; QoQ growth was 14.7%; YoY growth was 18.0%
  Earnings per American Depositary Share (ADS) was 0.65 for the quarter ended September 30, 2010; QoQ growth was 14.0%; YoY growth was 16.1%
  27 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 14,264 employees (net addition of 7,646) for the quarter by Infosys and its subsidiaries
  1,22,468 employees as on September 30, 2010 for Infosys and its subsidiaries
  Declared an interim dividend of `10 per ADS and a 30th year special dividend of `30 per ADS (equivalent to an interim dividend of $0.22 and 30th year special dividend of $0.67 per ADS, at the prevailing exchange rate of `44.50 per US$). The record date for the payment of dividend is October 22, 2010.
“Though the economic environment continues to be challenging, we have leveraged our client relationships, solutions and investments to grow faster in this quarter,” said S. Gopalakrishnan, CEO and Managing Director. “There are significant drivers for investment in Information Technology since any transformation program to ‘build tomorrow’s enterprises’ requires these investments to be made. We are partnering with our clients on these initiatives.”

Business outlook

The company’s outlook (consolidated) for the quarter ending December 31, 2010 and for the fiscal year ending March 31, 2011, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS – consolidated#

Quarter ending December 31, 2010
  Revenues are expected to be in the range of $1,547 million and $1,562 million; YoY growth of 25.6% to 26.8%
  Earnings per American Depositary Share(EPADS) is expected to be in the range of $0.66 and $0.67; YoY growth of 11.9% to 13.6%
Fiscal year ending March 31, 2011##
  Revenues are expected to be in the range of $5.95 billion and $6.00 billion; YoY growth of 24.0% to 25.0%
  Earnings per American Depositary Share(EPADS) is expected to be in the range of $2.54 and $2.58;YoY growth of 10.4% to 12.2%
#	Exchange rates considered for major global currencies: AUD / USD – 0.97; GBP / USD – 1.58; Euro / USD – 1.36
##	Excluding the income from the sale of our investment in OnMobile Systems, Inc. of USD 11mn in fiscal 2010, the EPADS growth is expected to be in the range of 11.4% to 13.2%

Expansion of services and significant projects

We continue to expand our offerings, enabling our clients’ transformations, managing their operations and accelerating their innovations. We invested in research in new lines of products and services which have been successfully adopted and implemented by our clients.

Transformation

Our solutions have been driving transformation for our existing and new clients, helping them streamline and diversify their businesses.

We are working with a global food and beverage major to enhance systems in their Product Lifecycle Management and Laboratory Information Management System applications. We are helping a Global 1000 CPG convenience foods company consolidate its intranet portals. We are also supporting the global product creation systems for a US-based sportswear and equipment major to help the client build next generation Product Lifecycle Management platforms. We were the sole sourced consultancy for improving quality management processes for the IT wing of a leading white goods company.

A leading manufacturer selected us as its partner to modernize its business systems by reducing complexity in process applications, minimizing costs and improving responsiveness. We are working with a major oilfield service provider, to develop and support technology products that will help oil and gas operators optimize production. We were selected by an international power company to work on its global financial consolidation project.

We are working with a publication house to transform its order management value chain to increase revenues and improve customer engagement. We defined the mobility roadmap for the US sales force of a leading agribusiness company to improve the client’s effectiveness and customer responsiveness. A global financial services company selected us to roll out a new broker / dealer platform for its client and advisor base.

Operations

We continue to successfully manage and meet our clients’ operational requirements, delivering higher returns on their investments.

We are working with the research and development team of a multinational computer manufacturer to develop processes and systems to manage software projects, resulting in efficiencies and cost savings. We are managing the flagship data center platforms and products for a leading US-based infrastructure management products company, enabling the client to focus on the development of next generation product platforms. We were chosen by a computer major to deliver next-generation software to manage servers and enable remote access services. We are helping a global consumer electronics company expand its retail supply chain platform to handle increased volumes and provide better service.

We delivered a program to optimize key business processes for an energy services provider in the US. A global oil and gas major selected us to set up and support a middleware infrastructure and integration layer that will integrate its trading applications. A global energy company selected us to implement a new automated SAP invoice payments system that would give it predictable flow of resources in business operations.

We are working with a leading aircraft manufacturer to customize its technical publication software to reduce turnaround time and effort. A large manufacturer of springs consulted us for its business intelligence and data warehousing consolidation. We are helping a major consumer packaging company to create a single globally integrated human resources information system. We were selected by a leader in the aerospace and defense sector to conceptualize and design a roadmap for its intranet and corporate communications.

Innovation

Our innovative prowess continues to gain favor with clients.

We are the strategic engineering partner of a leading network equipment company, helping develop its core software platform for next generation products. A US-based technology major engaged us to set up and execute a Center of Excellence focusing on quality assurance services for critical applications.

An aircraft equipment manufacturing major has solicited our help with aircraft wing structure and system integration design for a large new commercial aircraft program. We are carrying out the detailed design for a new commercial aircraft development program for a leading aerospace supplier. We are also providing post-design support for a large new aircraft program of a major aerospace supplier.

We have developed an innovative mobile navigation application for an online mapping service that has helped the client tap into a large mobile user base. A global bank has partnered with us to set up a Compliance Center of Excellence that will enhance its compliance bandwidth while rolling out new strategic programs. We are developing and deploying a mobile sales force enablement solution to enhance productivity for a global orthopedic solutions company. A large US utility is using our services to develop and deploy multiple Smart Grid initiatives that will reduce malfunctions and operational costs.

Liquidity

As on September 30, 2010, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was $3.9 Bn( US $2.9 Bn as on September 30,2009)

“Our operating margins improved during the quarter while our liquidity position was further strengthened with cash and cash equivalents reaching US $3.9 billion,” said V. Balakrishnan, Chief Financial Officer. “However, the continued global economic uncertainty, coupled with extreme currency volatility, is a concern for the industry.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 1,22,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and on Form 6-K for the quarter ended June 30, 2010.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 Avishek_lath@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com

Unaudited Condensed Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Technologies Limited and subsidiaries
	(Dollars in millions except share data)
Unaudited Condensed Consolidated Balance Sheets as of	September 30, 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$3,427	$2,698
Available-for-sale financial assets	8	569
Investment in certificates of deposit	434	265
Trade receivables	928	778
Unbilled revenue	235	187
Derivative financial instruments	4	21
Prepayments and other current assets	175	143
Total current assets	5,211	4,661
Non-current assets
Property, plant and equipment	1,008	989
Goodwill	183	183
Intangible assets	12	12
Deferred income tax assets	69	78
Income tax assets	143	148
Other non-current assets	116	77
Total non-current assets	1,531	1,487
Total assets	$6,742	$6,148
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$8	$2
Current income tax liabilities	201	161
Client deposits	2	2
Unearned revenue	133	118
Employee benefit obligations	33	29
Provisions	18	18
Other current liabilities	430	380
Total current liabilities	825	710
Non-current liabilities
Deferred income tax liabilities	1	26
Employee benefit obligations	44	38
Other non-current liabilities	13	13
Total liabilities	883	787
Equity
Share capital- `5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,201,074 and 570,991,592, net of 2,833,600 treasury shares each as of September 30, 2010 and March 31, 2010, respectively	64	64
Share premium	697	694
Retained earnings	5,096	4,611
Other components of equity	2	(8)
Total equity attributable to equity holders of the company	5,859	5,361
Total liabilities and equity	$6,742	$6,148

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Revenues	$1,496	$1,154	$2,854	$2,276
Cost of sales	855	662	1,655	1,305
Gross profit	641	492	1,199	971
Operating expenses:
Selling and marketing expenses	82	57	156	110
Administrative expenses	107	85	207	173
Total operating expenses	189	142	363	283
Operating profit	452	350	836	688
Other income, net	57	49	110	104
Profit before income taxes	509	399	946	792
Income tax expense	135	82	246	162
Net profit	$374	$317	$700	$630
Other comprehensive income
Fair value changes on available-for-sale financial assets, net of tax effect	–	–	(1)	–
Exchange differences on translating foreign operations	199	$(10)	11	$226
Total other comprehensive income	$199	$(10)	$10	$226
Total comprehensive income	$573	$307	$710	$856
Profit attributable to:
Owners of the company	$374	$317	$700	$630
Non-controlling interest	–	–	–	–
	$374	$317	$700	$630
Total comprehensive income attributable to:
Owners of the company	$573	$307	$710	$856
Non-controlling interest	–	–	–	–
	$573	$307	$710	$856
Earnings per equity share
Basic ($)	0.65	0.56	1.23	1.10
Diluted ($)	0.65	0.56	1.23	1.10
Weighted average equity shares used in computing earnings per equity share
Basic	571,131,367	570,343,178	571,083,717	570,229,204
Diluted	571,358,817	571,046,545	571,345,695	570,948,478